UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 25, 2004

Carmanah Technologies Corporation

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

    Yes

       X

No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

"Peeyush K. Varshney"

Date: May 25, 2004

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS			
NAME OF ISSUER Carmanah Technologies Corporation	FOR QUARTER ENDED March 31, 2004	DATE OF REPORT YY/MM/DD 04/05/12	
ISSUER'S ADDRESS Suite 1304 – 925 West Georgia Street, Cathedral Place			
CITY PROVINCE Vancouver, B.C.	POSTAL CODE V6C 3L2	ISSUER FAX NO. (604) 682-4768	ISSUER TELEPHONE NO. 1-866-629-0264
CONTACT PERSON Praveen K. Varshney	CONTACT'S POSITION Director		CONTACT TELEPHONE NO. (604) 629-0264
CONTACT EMAIL ADDRESS praveen@carmanah.com	WEB SITE ADDRESS www.carmanah.com		

CERTIFICATE

(Electronic signatures should be entered in "quotations".)

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Art Aylesworth"	Art Aylesworth	04/05/12
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Praveen K. Varshney"	Praveen K. Varshney	04/05/12
(Electronic signatures should be entered in "quotations".)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 629-0264   Toll Free 1-866-629-0264 Fax (604) 682-4768

e-mail: investors@carmanah.com  website: www.carmanah.com

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Interim Balance Sheets

March 31, 2004 and December 31, 2003

(Unaudited - Prepared by Management)

	March 31, 2004	December 31, 2003

Assets

Current assets:
Cash and cash equivalents	$ 6,257,627	$ 1,693,069
Accounts receivable, net	3,948,453	2,698,061
Inventories (note 3)	1,865,842	1,904,872
Prepaid expenses and deposits	119,481	53,376
	12,191,403	6,349,378

Equipment and leasehold improvements, net (note 4)	1,026,242	871,683
Intangible assets, net (note 5)	184,493	190,320
Goodwill	3,072,173	3,072,173
Future income taxes	190,114	190,114
	$ 16,664,425	$ 10,673,668

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 1,984,012	$ 1,648,841
Bank loan (note 6)	310,000	383,332
Deferred revenue	71,988	71,228
Current portion of long-term debt	21,848	21,814
Current portion of obligations under capital leases	31,062	55,435
	2,418,910	2,180,650

Long-term debt (note 7)	27,850	33,325
Obligations under capital leases (note 8)	28,067	71,656
	2,474,827	2,285,631

Shareholders' equity:
Share capital (note 9)	14,258,323	8,831,345
Contributed surplus (note 9(f))	476,990	471,899
Deficit	(545,715)	(915,207)
	14,189,598	8,388,037
Commitments (note 13)
	$ 16,664,425	$ 10,673,668

See accompanying notes to consolidated interim financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Interim Statements of Operations and Deficit

For the three months ended March 31, 2004 and 2003

(Unaudited - Prepared by Management)

	2004	2003

Sales	$ 4,113,701	$ 1,906,478
Cost of sales	1,947,147	904,182
	2,166,554	1,002,296
Operating expenses:
Wages and benefits	804,941	443,346
Research and development (note 10)	337,903	196,664
Sales and marketing	293,773	142,569
Office and administration	246,802	158,613
Bank charges and interest	29,527	14,178
Amortization of:
Capital assets	79,039	34,562
Patents and other intangible assets	9,625	2,228
	1,801,610	992,160
Operating income for the period	364,944	10,136
Interest and other income	4,548	2,779
Net earnings before income taxes	369,492	12,915
Income tax expense (recovery):
Current income taxes	206,000	-
Future income taxes	(206,000)	-
Net earnings for the period	369,492	12,915
Deficit, beginning of period, as previously reported	(741,505)	(764,348)
Adjustment to reflect change in accounting for employee stock options (note 1(j))	(173,702)	(24,465)
Deficit, beginning of period, restated	(915,207)	(788,813)
Deficit, end of period	$ (545,715)	$ (775,898)
Earnings per share:
Basic	$0.013	$0.001
Fully diluted	$0.012	$0.001
Weighted average number of shares outstanding
Basic	27,307,882	20,808,266
Fully diluted	29,459,672	21,247,693

See accompanying notes to consolidated interim financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Interim Statements of Cash Flows

For the three months ended March 31, 2004 and 2003

(Unaudited - Prepared by Management)

	2004	2003

Cash provided by (used in):

Operations:
Net earnings for the period	$ 369,492	$ 12,915
Items not involving cash:
Amortization	88,664	36,790
Loss on disposal of capital assets	2,727	-
Stock compensation (note 9(c))	5,091	-
Changes in non-cash operating working capital:
Accounts receivable	(1,250,392)	(16,615)
Inventories	39,030	(115,540)
Prepaid expenses and deposits	(66,105)	(3,756)
Accounts payable and accrued liabilities	335,171	(45,270)
Due to related parties	-	2,140
Deferred revenue	760	(11,042)
	(475,562)	(140,378)

Investing:
Decrease in advances receivable	-	11,842
Purchase of equipment and leasehold improvements	(236,324)	(13,990)
Patents	(3,798)	(2,979)
	(240,122)	(5,127)

Financing:
Proceeds on share issuance	5,936,748	1,480,000
Share issuance costs	(509,771)	(177,283)
Bank loan	(73,332)	(130,000)
Repayment of long term debt	(5,441)	(5,409)
Principal payments of obligations under capital leases	(67,962)	(10,627)
	5,280,242	1,156,681
Increase in cash and cash equivalents	4,564,558	1,011,176
Cash and cash equivalents, beginning of period	1,693,069	679,100
Cash and cash equivalents, end of period	$ 6,257,627	$ 1,690,276

See accompanying notes to consolidated interim financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2004 and 2003

(Unaudited - Prepared by Management)

Carmanah Technologies Corporation (the "Company" or "CTC") was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on March 26, 1996.  On June 21, 2001, the Company acquired all the issued and outstanding share capital of Carmanah Technologies Inc. ("CTI").  CTI is in the business of developing and manufacturing solar-powered LED (light emitting diode) lighting solutions and the sale of related products.  On October 1, 2003, the Company acquired all the issued and outstanding share capital, stock options and warrants of AVVA Technologies Inc. ("AVVA") in exchange for share capital, stock options and warrants of the Company.

1.

Significant accounting policies:

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles.  The following is a summary of the significant accounting policies used in the preparation of the financial statements.

(a)

Basis of presentation:

(i)

Reverse takeover transaction:

On June 21, 2001, the Company acquired all of the issued and outstanding common shares of CTI in exchange for common shares.

As the former shareholders of CTI held the majority of the outstanding shares of the Company immediately following the transaction, the transaction has been accounted for as a reverse takeover in accordance with Canadian generally accepted accounting principles.

Application of reverse takeover accounting results in the following:

(a)

The consolidated financial statements of the combined entity are issued under the name of the legal parent, the Company, but are considered a continuation of the financial statements of the legal subsidiary, CTI.

(b)

As CTI is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated balance sheets for the continuing entity at their historical carrying values.  The Company's assets and liabilities at the date of the transaction are included in the consolidated balance sheets at their estimated fair market value, which equaled their book value at the date of the transaction.

(ii)

Consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, CTI and AVVA.  All inter-company transactions and balances have been eliminated.

(b)

Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments, consisting primarily of term deposits, with terms to maturity of three months or less at the date of purchase.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2004 and 2003

 (Unaudited - Prepared by Management)

1.

Significant accounting policies (continued):

(c)

Inventories:

Inventories are valued on a first-in, first-out basis at the lower of average cost and replacement cost for raw materials and at the lower of cost and net realizable value for work-in-process and finished goods.

(d)

Equipment and leasehold improvements:

Equipment and leasehold improvements are carried at cost less accumulated amortization.  Amortization is determined at rates which will reduce original cost to estimated residual value over the useful life of each asset.  The annual rates used to compute amortization are as follows:

Asset	Basis	Rate

Computer hardware	declining balance	30%
Computer software	declining balance	50%
Leasehold improvements	straight-line	term of lease
Office, production and research equipment	declining balance	20%

The cost of repairs and maintenance is expensed as incurred.

 (e)

Intagible assets:

Intangible assets are amortized over their estimated useful lives, which vary from 3 months to 5 years.

 (f)

Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values.  Goodwill is allocated as of the date of the business combination to the Company's reporting units that are expected to benefit from the synergies of the business combination.

Goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.  The impairment test is carried out in two steps.  In the first step, the carrying amount of the reporting unit is compared with its fair value.  When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.  The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any.  The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price.  When the carrying amount of reporting unit goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations and deficit before extraordinary items and discontinued operations.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2004 and 2003

 (Unaudited - Prepared by Management)

1.

Significant accounting policies (continued):

(g)

Revenue recognition:

Revenue from the sale of products is recognized at the time the product is shipped and title passes, persuasive evidence exists of a sales arrangement, collection is probable and the price is fixed or determinable.  Provisions are established for estimated product returns and warranty costs at the time revenue is recognized based on historical experience for the product.  If there is a requirement for customer acceptance of any products shipped, revenue is recognized only after customer acceptance has been received.  Payments received in advance of the satisfaction of the Company's revenue recognition policies are recorded as deferred revenue.

(h)

Research and development costs:

Research costs are expensed as incurred.  Development costs are expensed as incurred unless certain stringent criteria for deferral, as specified by the Canadian Institute of Chartered Accountants, have been met.  These criteria primarily relate to the establishment of technical feasibility, identification of specified markets, and availability of adequate resources to complete the project under development.  Costs of product development, net of any applicable research and development tax credits, are capitalized until project completion or commencement of commercial sales of the product.  Costs are then amortized over the estimated period of future benefit.

(i)

Earnings per share:

The Company calculates basic earnings per share using the weighted average number of common shares outstanding during the period excluding escrowed shares for which the release is subject to the satisfaction of performance criteria.  Diluted net earnings per share are calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period in calculating the net dilution impact.  Stock options and warrants are dilutive when the Company has income from continuing operations and the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

(j)

Stock-based compensation:

The Company has a stock-based compensation plan, which is described in note 9(c).  Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2004 and 2003

 (Unaudited - Prepared by Management)

1.

Significant accounting policies (continued):

(j)

Stock-based compensation (continued):

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004.  Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period.  In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002, and has restated prior periods. The effect of retroactively adopting the fair value based method is to decrease net earnings by $24,465 for the year ended December 31, 2002 and by $149,237 for the year ended December 31, 2003, to increase deficit by $173,702 as at December 31, 2003 and to increase contributed surplus by $173,702 as at December 31, 2003.

 (k)

Foreign currency transactions:

The Company's functional currency is the Canadian dollar.  Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date.  Non-monetary items are translated at rates of exchange in effect when the amounts were acquired or obligations incurred.  Revenues and expenses are translated at rates in effect at the time of the transaction.  Foreign exchange gains and losses are recognized in the determination of net earnings (loss) in the year in which they arise.

(l)

Measurement uncertainty:

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the estimation of warranty provisions, amortization periods of intangible assets, valuation of stock compensation, and the estimation of future income tax asset valuation allowances.  Actual results could differ from those estimates.

(m)

Impairment of long-lived assets:

The Company monitors the recoverability of long-lived assets, including equipment and leasehold improvements, and patents, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The Company reviews factors such as current market value, future asset utilization and business climate and compares the carrying value of the assets to the future undiscounted cash flows expected to result from the use of the related asset.  If such cash flows are less than the carrying value, the impairment charge to be recognized equals the excess.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2004 and 2003

 (Unaudited - Prepared by Management)

2.

Acquisition of AVVA Technologies Inc.:

On October 1, 2003, the Company acquired all the issued and outstanding share capital, stock options and warrants of AVVA.

Pursuant to the terms of the acquisition agreement, former shareholders of AVVA received 1 common share of the Company for every 8 AVVA shares held on the acquisition date.  Common share purchase options and warrants outstanding in AVVA as at the effective date were also exchanged on an 8 to 1 ratio into common share purchase options and warrants of the Company, respectively.

As a result of the acquisition, the Company issued 3,055,477 common shares to the former shareholders of AVVA.  In addition, the Company reserved an aggregate of 116,797 common shares pursuant to the exercise of warrants and 307,813 common shares pursuant to the exercise of stock options granted in conjunction with the acquisition.

The fair value of shares issued on acquisition was based on the market price of CTC shares at the date the acquisition was agreed to and announced based on management evaluation that the CTC shares trade in an active and liquid market.  The fair value of options and warrants issued has been determined using an option pricing model.

The following summarizes the fair value of the assets acquired and liabilities assumed:

Assets:
Current assets	$1,079,423
Equipment and leasehold improvements	305,641
Intangible assets	167,265
Goodwill	3,072,173
Future income tax assets	198,521

4,823,023
Liabilities:
Current liabilities	711,165
Obligations under capital leases	81,796

792,961

Total consideration	$4,030,062

Consideration:
Common shares	$3,715,460
Options	160,587
Warrants	45,936

3,921,983
Plus acquisition costs	108,079

$4,030,062

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2004 and 2003

 (Unaudited - Prepared by Management)

3.

Inventories:

			March 31, 2004	December 31, 2003

	Raw materials		$1,197,588	$1,453,289
	Work-in-process		304,862	206,241
	Finished goods		363,392	245,342

			$1,865,842	$1,904,872

4.	Equipment and leasehold improvements:

			Accumulated	Net book
	March 31, 2004	Cost	amortization	value

	Computer hardware	$354,863	$164,806	$190,057
	Computer software	246,894	152,530	94,364
	Leasehold improvements	456,006	155,410	300,596
	Office equipment	147,615	34,407	113,208
	Production equipment	347,570	112,855	234,715
	Research equipment	120,902	27,600	93,302

		$1,673,850	$647,608	$1,026,242

			Accumulated	Net book
	December 31, 2003	Cost	amortization	value

	Computer hardware	$282,839	$154,765	$128,074
	Computer software	165,169	140,657	24,512
	Leasehold improvements	409,867	134,637	275,230
	Office equipment	128,517	36,492	92,025
	Production equipment	361,087	86,813	274,274
	Research equipment	100,939	23,371	77,568

		$1,448,418	$576,735	$871,683

Equipment and leasehold improvements include $223,369 (December 31, 2003 - $245,065) of equipment acquired under capital leases.  Amortization of equipment under capital lease of $12,168 (March 31, 2003 - $7,753) is included in amortization expense.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2004 and 2003

 (Unaudited - Prepared by Management)

5.

Intangible assets:

		Accumulated	Net book
March 31, 2004	Cost	amortization	value

Licensed technology	$17,265	$3,085	$14,180
Customer relationships	150,000	15,000	135,000
Patents and trademarks	79,572	44,259	35,313

	$246,837	$62,344	$184,493

		Accumulated	Net book
December 31, 2003	Cost	amortization	value

Licensed technology	$17,265	$3,085	$14,180
Customer relationships	150,000	7,500	142,500
Patents and trademarks	75,773	42,133	33,640

	$243,038	$52,718	$190,320

6.

Bank loan:

The Company, through CTI, has a credit facility with the Royal Bank of Canada, which includes a demand operating loan to a maximum of $750,000 (December 31, 2003 - $750,000) at prime plus 0.75% (December 31, 2003 - 0.75%).  This credit facility is secured by a general security agreement, and guarantee and postponement of claim by CTC.

7.

Long-term debt:

	March 31, 2004	December 31, 2003

Business Development Bank loan, payable in monthly
installments of $1,675 including annual interest at
prime plus 1.25%, maturing July 31, 2006.
Secured by a general security agreement on
manufacturing equipment.	$45,225	$50,250

City of Victoria, payable in monthly installments of
$170 including annual interest at 7.92%, maturing
August 1, 2006	4,473	4,889

	49,698	55,139
Less current portion of long-term debt	21,848	21,814

	$27,850	$33,325

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2004 and 2003

 (Unaudited - Prepared by Management)

7.

Long-term debt (continued):

Scheduled debt repayments to maturity are as follows:

2004	$16,373
2005	23,275
2006	10,050

$49,698

8.

Obligations under capital leases:

The Company leases equipment under lease agreements, which are classified as capital leases.  The future minimum annual lease payments are repayable as follows:

	March 31, 2004	December 31, 2003

2004	$36,588	$69,555
2005	23,589	47,320
2006	14,017	31,247
2007	2,119	6,352

	76,313	154,474
Less amounts representing interest at 7.75% to 10.75%	(17,184)	(27,383)

Present value of capital lease obligations	59,129	127,091
Less current portion	31,062	55,435

	$28,067	$71,656

Interest expense incurred during the three months ended March 31, 2004 on capital leases amounted to $2,719 (2003 - $2,594).

9.

Share capital:

(a)

Authorized:

Unlimited number of common shares without par value

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2004 and 2003

 (Unaudited - Prepared by Management)

9.

Share capital (continued):

(b)

Issued and outstanding:

	Number of
	common shares	Amount

Balance, December 31, 2002	20,652,710	$3,256,336
Private placement	2,000,000	1,480,000
Exercise of brokers' warrants	220,160	165,120
Exercise of warrants	68,720	65,284
Exercise of options	486,667	364,625
Issue of shares on acquisition of AVVA	3,055,477	3,715,460
Less share issuance costs	-	(215,480)

Balance, December 31, 2003	26,483,734	8,831,345
Private placement	3,484,848	5,749,999
Exercise of warrants	48,077	45,673
Exercise of options	174,563	141,076
Less Share issuance costs	-	(509,770)

Balance, March 31, 2004	30,191,222	$14,258,323

During the three months ended March 31, 2004, the Company completed a brokered private placement of 3,484,848 units at $1.65 per unit for gross proceeds of $5,749,999. Each unit consists of one common share and one half (1/2) of one common share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $2.15 per common share for a period of 18 months expiring August 19, 2005. The underwriter received a cash commission of 7% of the gross proceeds of the financing and 348,484 agent's warrants exercisable at a price of $2.15 per share for a period of 18 months expiring August 19, 2005.

During the year ended December 31, 2003, the Company completed a private placement of 2,000,000 common shares of $0.74 per common share for gross proceeds of $1,480,000.

During the three months ended March 31, 2004, 48,077 warrants were exercised for 48,077 common shares at a price of $0.95 per common share for gross proceeds of $45,673.

During the three months ended March 31, 2004, 87,500 options, 50,813 options and 36,250 options were exercised at a price of $0.75 per common share, $0.80 per common share and $0.96 per common share, respectively, and an aggregate of 174,563 common shares were issued for gross proceeds of $141,076.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2004 and 2003

 (Unaudited - Prepared by Management)

9.

Share capital (continued):

(b)

Issued and outstanding (continued):

During the year ended December 31, 2003, 68,720 warrants were exercised for 68,720 common shares at a price of $0.95 per common share for gross proceeds of $65,284.

During the year ended December 31, 2003, 6,667 options, 467,500 options and 12,500 options were exercised at a price of $0.60 per common share, $0.75 per common share and $0.80 per common share, respectively, and an aggregate of 486,667 common shares were issued for gross proceeds of $364,625.

 (c)

Stock options:

The Company maintains a fixed stock option plan that enables it to grant options to its directors, officers, employees and other service providers.  Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options.  A summary of the status of the options outstanding and exercisable follows:

	Number of	Weighted
	common	average
	shares	exercise price

Balance, December 31, 2002	3,149,829	$0.74
Granted	783,000	$0.85
Granted on acquisition of AVVA	307,813	$0.88
Cancelled	(245,000)	$(0.75)
Exercised	(486,667)	$(0.75)

Balance, December 31, 2003	3,508,975	$0.77
Exercised	(174,563)	$(0.81)
Cancelled	(5,000)	$(0.75)

Balance, March 31, 2004	3,329,412	$0.77

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2004 and 2003

 (Unaudited - Prepared by Management)

9.

Share capital (continued):

(c)

Stock options (continued):

The following table summarizes the stock options outstanding and exercisable at March 31, 2004:

	Number		Number
	outstanding at		exercisable at
Exercise price	December 31, 2003	Expiry date	December 31, 2003

$0.60	222,666	February 3, 2005	222,666
$0.75	2,263,832	June 20, 2006	2,263,832
$0.75	166,664	June 13, 2007	158,217
$0.75	153,000	January 13, 2008	153,000
$0.75	70,000	April 1, 2005	70,000
$0.80	40,000	November 3, 2005	40,000
$0.80	3,250	June 30, 2008	3,250
$0.90	118,750	June 30, 2008	118,750
$0.95	50,000	August 25, 2008	15,000
$0.95	60,000	October 31, 2008	60,000
$0.96	25,625	August 22, 2006	25,625
$0.96	15,625	June 30, 2008	15,625
$1.17	140,000	October 1, 2008	-

	3,329,412		3,145,965

During the three months ended March 31, 2004, under the fair-value-based method, $5,091 (2003 - $nil) in compensation expense was recorded in the statements of operations and deficit for options granted to employees.

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes option pricing model with the following assumptions:

2004

Risk free interest rate	3.67%
Expected dividend yield	0%
Stock price volatility	60%
Expected life of options	2 1/2 years

The weighted average fair value of options granted during the three months ended March 31, 2004 is $0.31 each.

(d)

Shares held in escrow:

As at March 31, 2004, the Company held 1,366,206 common shares in escrow subject to time-based or performance-based release criteria.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2004 and 2003

 (Unaudited - Prepared by Management)

9.

Share capital (continued):

(d)

Shares held in escrow (continued):

The time-based escrow shares are eligible for release at 15% semi-annually until July 2004.  As at March 31, 2004, 6,466,808 shares have been released from the time-based escrow and 1,141,205 shares remain in a time-based escrow.

Performance escrow shares are released at one share for every $3.00 in Qualifying Revenue or $3.00 in Qualifying Financing, whichever results in the greater number of escrow securities.  Shares eligible for annual release from escrow are limited to 30% of total escrow securities.  As at March 31, 2004, 1,275,010 shares were released from performance escrow and 225,001 remain in performance-based escrow.

All shares are estimated to be released from escrow by July 6, 2004.

(e)

Warrants:

As at March 31, 2004, the Company had the following warrants outstanding entitling the holder to purchase one common share of the Company as follows:

Number	Exercise	Expiry
of shares	Price	Date

2,090,908	$ 2.15	August 19, 2005

During the period, pursuant to a private placement, the Company issued 1,742,424 share purchase warrants and 348,484 broker's warrants enabling the holders to purchase an additional common share of the Company at an exercise price of $2.15 per share expiring August 19, 2005.

During the period, the remaining 48,077 warrants were exercised at a price of $0.95 per common share for gross proceeds of $45,673.

(f)

Contributed surplus:

	March 31, 2004	December 31, 2003

Balance, beginning of period, as previously reported	$298,197	$26,188
Adjustment to reflect change in accounting for
Stock options (note 1(j))	173,702	173,702

Balance, beginning of period, restated	471,899	199,890
Stock compensation	5,091	65,486
Stock options issued on AVVA acquisition	-	160,587
Warrants issued on AVVA acquisition	-	45,936

Balance, end of period	$476,990	$471,899

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2004 and 2003

 (Unaudited - Prepared by Management)

10.

Contribution agreement:

During 2002, CTI entered into a Contribution Agreement (the "Agreement") with Sustainable Development Technology Canada.  Under the terms of the Agreement, CTI is to be reimbursed for certain research and development costs incurred to develop and commercialize specific projects to a maximum contribution of $500,000.  At March 31, 2004, eligible research and development expenses of $nil (2003 - $177,424) have been offset by contributions received and receivable under this Agreement.

11.

Related party transactions:

During the period ended March 31, 2004, the Company paid $20,750 (2003 - $22,203) for research and development services to a director of the Company.  During the period ended March 31, 2004, the Company paid wages of $50,000 (2003 - $33,750) to a director, President and Chief Executive Officer of the Company.

The Company has entered into an advisory agreement with a company controlled by an officer of the Company in the amount of $10,000 per month, expiring July 2004.  During the period ended March 31, 2004, the Company paid management fees of $30,000 (2003 - $30,000) under this agreement.

During the period, the Company paid directors' fees of $6,000 (2003 - $6,000) to two directors of the Company.

During the period, the Company completed a brokered private placement. A company owned by a director of the Company participated in this private placement for 150,000 common shares and gross proceeds of $247,500. During the three months ended March 31, 2003, certain directors and officers participated in a private placement for a total of 1,137,000 shares and gross proceeds of $841,380.

12.

Financial instruments:

(a)

Fair value:

For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and bank loan, the carrying amounts approximate fair value due to their immediate or short-term maturity.  The fair value of obligations under long-term debt and obligations under capital leases, calculated at the present value of future payments and discounted at the current market rates of interest available to the Company for debt instruments with similar terms and maturity, approximate their carrying values.

(b)

Currency risk:

The Company's major sales contracts are concluded in U.S. dollars and, as such, the Company is exposed to exchange rate fluctuations in this currency.  Foreign exchange losses (gains) recognized in the determination of net earnings (loss) for the period year were $(16,124) (2003 - $58,320).  The Company has not entered into any foreign exchange contracts to hedge this risk.

CARMANAH TECHNOLOGIES CORPORATION

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2004 and 2003

 (Unaudited - Prepared by Management)

12.

Financial instruments (continued):

(c)

Concentrations of credit risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents and trade accounts receivable. To reduce credit risk, cash equivalents are only held at major financial institutions and management performs ongoing credit evaluations of its customers' financial condition.  The Company maintains reserves for potential credit losses.

13.

Commitments:

The Company has operating lease agreements for the rental of premises and equipment.  The minimum future annual rental payments under the leases are as follows:

Three months ended March 31:
2004	$176,243
2005	236,958
2006	163,480
2007	2,130

$578,811

14.

Industry segment and foreign operations:

The Company operates in one segment being the development and manufacturing of lighting solutions and the sale of related products to consumers and suppliers worldwide.  Since the Company operates in one segment, all financial segment information can be found in the consolidated financial statements.

There were no sales to any individual customer in the period ended March 31, 2004 and 2003 that represented more than 10% of sales for the period.

As at March 31, 2004 and 2003, all of the assets related to the Company's operations were located in Canada.

For geographical reporting, revenues are attributed to the geographic location in which the customer is located as follows:

(thousands of dollars)	2004	2003

North America	$3,059	$1,279
South America	69	29
Europe	814	442
Middle East	55	54
Asia	101	80
South Pacific	16	22

	$4,114	$1,906

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia

INCORPORATED AS PART OF:

___	Schedule A
X	Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS				
NAME OF ISSUER Carmanah Technologies Corporation		FOR QUARTER ENDED March 31, 2004	DATE OF REPORT YY/MM/DD 04/05/12	
ISSUER'S ADDRESS Suite 1304 – 925 West Georgia Street, Cathedral Place				
CITY PROVINCE Vancouver, B.C.	POSTAL CODE V6C 3L2	ISSUER FAX NO. (604) 682-4768	ISSUER TELEPHONE NO. 1-866-629-0264	
CONTACT PERSON Praveen K. Varshney	CONTACT'S POSITION Director		CONTACT TELEPHONE NO. (604) 629-0264	
CONTACT EMAIL ADDRESS praveen@carmanah.com	WEB SITE ADDRESS www.carmanah.com			

CERTIFICATE

(Electronic signatures should be entered in "quotations".)

Schedule B:  Supplementary Information

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2004

(Unaudited - Prepared by Management)

Section 1

Breakdown, by major category, of cost of sales during the current fiscal year-to-date:

Direct materials	$1,493,605
Labour	269,652
Indirect materials, supplies, freight-in	154,118
Inventory adjustments and variance	29,772
$1,947,147

Breakdown, by major category, of office and administration during the current fiscal year-to-date:

Bad debt (recovery)	$ (5,000)
Building repairs, maintenance and security	9,545
Computers and equipment repairs and maintenance	10,001
Computers and equipment rentals	2,081
Dues and licenses	8,874
Insurance	40,755
Office supplies	35,824
Printing	2,771
Professional fees	18,336
Recruitment, training, seminars	3,598
Regulatory and transfer agent	7,483
Rent and storage	59,866
Shipping and customs	4,977
Telephone and utilities	27,160
Travel and entertainment	19,067
Vehicle	1,464
$ 246,802

Breakdown, by major category, of research and development during the current fiscal year-to-date:

Contract employment	$ 54,867
Materials	116,285
Small tools	958
Wages	165,793
$ 337,903

Schedule B:  Supplementary Information

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2004

(Unaudited - Prepared by Management)

Section 1 (continued):

Breakdown, by major category, of sales and marketing during the current fiscal year-to-date:

Marketing activities	$ 116,727
Public relations	20,475
Trade shows and travel	154,152
Entertainment	2,419
$ 293,773

Transactions with non-arms length parties during the current fiscal year-to-date:

During the period, the Company paid:

  $20,750 for research and development services to a director of the Company.

  $50,000 for wages to a director, President and Chief Executive Officer of the Company.

  $30,000 for management fees to a company controlled by an officer of the Company.

  $6,000 for directors' fees to two directors of the Company.

During the period, a company owned by a director of the Company participated in a private placement for 150,000 common shares and gross proceeds of $247,500.

Section 2

A.

Securities issued during the current fiscal year-to-date:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission
January 8, 2004	Common shares	Exercise of options	25,000	$0.75	$18,750	Cash	-
January 8, 2004	Common shares	Exercise of warrants	48,077	$0.95	$45,673	Cash	-
January 16, 2004	Common shares	Exercise of options	5,000	$0.80	$4,000	Cash	-
January 19, 2004	Common shares	Exercise of options	16,250	$0.96	$15,600	Cash	-
January 27, 2004	Common shares	Exercise of options	35,000	$0.75	$26,250	Cash	-
February 3, 2004	Common shares	Exercise of options	10,000	$0.75	$7,500	Cash	-

Schedule B:  Supplementary Information

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2004

(Unaudited - Prepared by Management)

Section 2 (continued)

A.

Securities issued during the current fiscal year-to-date (continued):

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission
February 19, 2004	Common shares	Private Placement	3,484,848	$1.65	$5,749,999	Cash	-
March 10, 2004	Common shares	Exercise of options	7,813	$0.80	$6,250	Cash	-
March 15, 2004	Common shares	Exercise of options	38,000	$0.80	$30,400	Cash	-
March 15, 2004	Common shares	Exercise of options	20,000	$0.96	$19,200	Cash	-
March 15, 2004	Common shares	Exercise of options	17,500	$0.75	$13,125	Cash	-

B.

Options granted during the current fiscal year-to-date:

Date Granted	Name of Optionee	Type of Option	Number of Shares	Exercise Price	Expiry Date
None.

Section 3

A.

Authorized and issued share capital as at March 31, 2004:

Authorized share capital - unlimited common shares without par value.

A total of 30,191,222 shares have been issued for a total of $14,258,323.

Schedule B:  Supplementary Information

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2004

(Unaudited - Prepared by Management)

Section 3 (continued)

B.

Options, warrants and convertible securities outstanding as at March 31, 2004:

Security	Number Or Amount	Exercise or Convertible Price	Expiry Date
Stock Options	222,666	$0.60	February 3, 2005
	2,263,832	$0.75	June 20, 2006
	166,664	$0.75	June 13, 2007
	153,000	$0.75	January 13, 2008
	70,000	$0.75	April 1, 2005
	40,000	$0.80	November 3, 2005
	3,250	$0.80	June 30, 2008
	118,750	$0.90	June 30, 2008
	50,000	$0.95	August 25, 2008
	60,000	$0.95	October 1, 2008
	25,625	$0.96	August 22, 2006
	15,625	$0.96	June 30, 2008
	140,000	$1.17	October 1, 2008
	3,329,412

Warrants	1,742,424	$2.15	August 19, 2005

Agent's warrants	348,484	$2.15	August 19, 2005

C.

Shares in escrow or subject to pooling as at March 31, 2004:

Common shares in escrow - 1,366,206

D.

List of directors as at March 31, 2004:

Dr. David Green	Director & Chairman
Art Aylesworth	Director, President & CEO
Kelly Edmison, LLB	Director
Mark Komonoski	Director
Praveen Varshney, CA	Director & CFO
Trevor Johnstone, CA	Director
Peeyush Varshney, LLB	Secretary

Schedule C:  Management Discussion

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2004

(Unaudited - Prepared by Management)

The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements and related notes thereto of the Company for the three months period ended March 31, 2004 and 2003 and the audited consolidated financial statements and related notes thereto of the Company, as at and for the years ended December 31, 2003 and 2002, which were prepared in accordance with Canadian generally accepted accounting principles.

This management discussion and analysis may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FINANCIAL HIGHLIGHTS

  Record revenues of $4,113,701, representing a 115% increase over Q1 2003 and a 24% increase over the prior Company record achieved in Q4 2003;

  Net earnings of $369,492 for the quarter, as compared to $12,915 for Q1 2003;

  Earnings before income tax, depreciation and amortization (EBITDA) was $458,156;

  Gross profit margin increasing to 52% from an average of 51% for fiscal 2003.

MANAGEMENT DISCUSSION AND ANALYSIS

Carmanah's total revenues for the three months ended March 31, 2004 increased 115% to $4,113,701 compared with $1,906,478 for the same period in 2003.  Revenues were derived from the sale of its existing product line of solar powered light-emitting diode hazard and safety lights to marine, roadway and aviation markets, from the sale of new products primarily consisting of the illuminated bus shelters and bus stops to transit markets, and from the sale of edge-lit signs through its newly acquired subsidiary AVVA Light Corporation.  Sales were sourced through a worldwide distribution network and direct sales efforts in these key market segments and territories.

Carmanah's gross profit margin achieved in Q1 was 52% of sales, slightly higher than the annual profit margin achieved in fiscal 2003 of 51%.

Wages and benefits expense for the three months ended March 31, 2004, increased 82% to $804,941, compared with $443,346 in 2003.  This increase was the result of an increase in sales and administrative staff in support of planned sales growth, as well as the increase in staffing levels resulting from the acquisition of AVVA in October 2003.  As a percentage of sales, wages and benefits expense represents 20% of sales in Q1 2004, compared with 23% of sales in Q1 2003.

Office and administration expenses in first quarter 2004 were $246,802, representing a 56% increase over same period in 2003 at $158,613. Most of the increase in office and administration expense is the result of the acquisition of AVVA, which comprises $77,598 (88%) of the total increase for the period.  The total office and administration expenses in Q1 2004 decreased as a percentage of sales to 6% of total sales in, as compared to 8% of total sales in Q1 2003.

Schedule C:  Management Discussion

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2004

(Unaudited - Prepared by Management)

During first quarter 2004, research and development expenses of $337,903 represented a 72% increase over $196,664 in the comparative quarter. The continued investment in (1) research for existing product enhancements and (2) new product development has enabled Carmanah to turn out prototypes and products at a faster rate. This ability to keep up with market demands for technology enhancements and new product offerings has rewarded the Company with its current sales momentum.  Carmanah will continue to be aggressive with its investment in research and development as the Company works with key market segments on new opportunities.  As a percentage of sales, research and development expenses decreased in Q1 2004 to 8% of sales, compared with Q1 2003 at 10% of total sales.

Sales and marketing expenses in first quarter 2004 were $293,773, representing a 106% increase over same period in 2003 at $142,569.  The Company continued to increase sales and marketing activities for new and existing product lines throughout its worldwide marketplace.  In addition, a significant portion of the overall sales and marketing investment was allocated to markets and products where the Company has identified significant future revenue opportunity.  Sales and marketing expense continued to grow as a percentage of sales at a consistent level, with sales and marketing expense representing 7% of total sales for both 2004 and 2003 quarters.

The Company utilized a portion of its carry forward investment tax credits, tax losses and SRED pools in order to minimize any current tax expense. The future income tax effect arising from the use of these items has been offset against available tax losses not previously recognized.

Net earnings for Q1 2004 were $369,492 compared with $12,915 in Q1 2003, and net earnings before income tax, depreciation and amortization (EBITDA) was $458,156, compared with $49,705 for Q1 2003. The net earnings for this quarter at 9% of total sales represent a significant milestone for Carmanah, compared with previous net earnings which been closer to a breakeven point.

Carmanah's cash and cash equivalents at March 31, 2004 was $6,257,627, compared to $1,693,069 at December 31, 2003.  The increase in cash was a result of a private placement financing of $5,750,000 completed during the period. Net cash usage from operations and investing activities was $720,774. Net working capital at the end Q1 2004 was $9,772,493, with a current ratio of 5:1 and $55,917 of non-current debt obligations.

During the period, the Company completed a brokered private placement of 3,484,848 units at a price of $1.65 per unit ("Unit") for gross proceeds of $5,750,000. Each Unit consists of one common share and one half of one common share purchase warrant. Each full common share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $2.15 per common share expiring August 19, 2005.

Canaccord Capital Corporation acted as underwriter for the financing and received a cash commission of 7% of the gross proceeds of the financing and 348,484 agent's warrants. These agent's warrants are exercisable at a price of $2.15 per share expiring August 19, 2005.

Schedule C:  Management Discussion

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2004

(Unaudited - Prepared by Management)

OPERATIONS:

Truckee Airport

During the period, the Truckee Tahoe Airport in California installed 560 units (US$122,000) of Carmanah's Model 601 solar-powered LED lights. These lights were purchased in December 2003 for permanent taxiway edge lighting, and it is estimated that the installation will realize over $272,000 in cost savings for the airport.

Pedestrian Beacon

During the period, the Company introduced one of the world's most advanced pedestrian crossing beacons to the north american market.

The model R820 pedestrian beacon is a fully self-contained, solar-powered led crosswalk signal.  Key advantages include: wireless installation in as little as 30 minutes, minimal capital cost, zero operational cost, a "green" power source, and immunity to electrical blackouts.

Aviation Sales

During the period, the Company's Aviation Lighting Division has achieved a new sales record this week by surpassing the $1 million mark in orders for the first 49 days of 2004.  The division sold more than 2,250 units of Carmanah's solar-powered LED Aviation Lights between January 1 and February 18, 2004, for a total value of $1,127,806.

Canadian Coast Guard

During the period, the Company's highly successful Standing Offer Agreement (SOA) with the Canadian Coast Guard has been renewed.

Through Carmanah's east coast distributor Go Deep International, the SOA sets the terms for future sales of Carmanah's solar-powered LED (light emitting diode) aids-to-navigation lights to the Coast Guard.  The new agreement approves purchase orders of up to $40,000 each for a period of eight months.  Sales under the agreement are anticipated to be $500,000 based on results from the previous SOA.

Carmanah's patented MICROSOURCE(tm) technologies enable its marine lights to be entirely self-contained, compact, maintenance free and extremely reliable.  Carmanah's light designs provide significant cost savings, as they extend the maintenance interval from 1 year to 5 years and enable the use of smaller, lighter aids-to-navigation buoys that can be serviced with fewer personnel and smaller boats.  Contracting of buoy operation and maintenance to harbour authorities has become easier for the Coast Guard by using Carmanah's marine lights.

Schedule C:  Management Discussion

CARMANAH TECHNOLOGIES CORPORATION

For the three months ended March 31, 2004

(Unaudited - Prepared by Management)

Globe Award

The Company received the Industry Award for Export Performance at the 2004 GLOBE Awards held in Vancouver, British Columbia on April 2, 2004.  As Canada's highest profile national environmental awards, the GLOBE Awards are presented by The GLOBE Foundation of Canada and honours Canada's most influential and respected environmental corporations.

About Carmanah

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the marine, aviation, transit, roadway, railway and industrial worksite markets.  The Company currently has more than 90,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

The Board of Directors looks forward to updating shareholders on future opportunities that the Corporation is currently developing and thank you for your continued support.

On Behalf of the Board of Directors

Carmanah Technologies Corporation

" Praveen Varshney "

Praveen Varshney, C.A.

Director & CFO

CARMANAH TECHNOLOGIES CORPORATION

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

We, Art Aylesworth, President and Chief Executive Officer and Praveen K. Varshney, Chief Financial Officer of Carmanah Technologies Corporation certify that:

1.

We have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Carmanah Technologies Corporation, (the issuer) for the interim period ending March 31, 2004;

2.

Based on our knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on our knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and we are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

We have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

May 12, 2004

"Art Aylesworth"

"Praveen K. Varshney"

________________________

________________________

Art Aylesworth

Praveen K. Varshney, C.A.

President and CEO

CFO